

June 11, 2015

Mr. Eddie Capel
President, Chief Executive Officer and Director
Manhattan Associates, Inc.
2300 Windy Ridge Parkway, Tenth Floor
Atlanta, Georgia 30339

      Re: **Manhattan Associates, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 5, 2015
              File No. 000-23999

Dear Mr. Capel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Barbara C. Jacobs

              Barbara C. Jacobs
              Assistant Director